Tobin & Tobin
A Professional Corporation
Keith A. Kandarian	500 Sansome Street	Richard Tobin (1852-1887)
Direct (415) 772-9620	Eighth Floor	Robert Tobin (1875-1889)
	San Francisco, California 94111-3214	Cyril R. Tobin (1905-1977)
Facsimile (415) 433-3883
(415) 433-1400
www.tobinlaw.com

February 18, 2005

Via EDGAR
and Federal Express

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549-0405

Re:	BellaVista Capital, Inc.
Preliminary Proxy Statement on Schedule 14A
filed November 29, 2004
SEC file no. 0-30507

Ladies and Gentlemen:

     On behalf of Jeffrey S. Black and Michael Johnson (the “Soliciting Shareholders”), we are filing pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Securities and Exchange Commission (the “Commission”) via EDGAR simultaneously Amendment No. 1 (“Amendment No. 1”) to the above-referenced Preliminary Proxy Statement on Schedule 14A, marked to show changes from the Preliminary Proxy Statement on Schedule 14A filed November 29, 2004.

     Set forth below are the Soliciting Shareholders’ responses to the Staff’s letter dated December 7, 2004 (the “Comment Letter”). For your convenience, each response is preceded by a numbered recitation of the related Comment Letter’s applicable numbered paragraph.

General

     Many of the issues raised by the Comment Letter have been superseded by events and changes in circumstance since November 2004. The Company has scheduled a shareholder’s meeting for March 14, 2005, setting a record date of March 1, 2005, and filed several reports on form 8-K, including letters to shareholders and a detailed business plan. The Company also initiated a tender offer for the repurchase of nearly 20% of the Company’s stock in late January, and filed a preliminary proxy statement on February 8, 2005.

Tobin & Tobin

Securities and Exchange Commission
February 18, 2005

     As of this date, the Company has not filed a definitive proxy statement. The Soliciting Shareholders are concerned that the scheduling of a meeting date 14 calendar days after the March 1, 2005 close of the Company’s tender offer does not allow sufficient time for eligible shareholders to return updated proxy cards for use at the scheduled meeting. To increase the chances of a meaningful proxy contest, the Soliciting Shareholders are submitting this response to the Comment Letter, and filing their Preliminary Proxy Statement, Amendment No. 1, before the Company has filed its definitive proxy statement. By doing so, the Soliciting Shareholders hope to address as many of the remaining issues raised by the Comment Letter as possible, and be in a better position to file their definitive proxy statement as soon as possible after the Company’s definitive statement has been filed.

     1. It appears that you have improperly disseminated proxy cards with the preliminary proxy statement. Rule 14a-4(f) prohibits the delivery of a form of proxy to security holders absent the receipt of a definitive proxy statement by such security holders. Accordingly, you may not use such proxies returned to you. Please advise us regarding what steps you will take to ensure that you do not use any improper proxies. We may have further comment.

Response to Comment No. 1

     As stated in the Letter to Shareholders and Preliminary Proxy Statement, Amendment No. 1 filed herewith, any such BLUE form of proxy cards delivered to the Soliciting Shareholders have been superseded and will not be used under any circumstance.

     2. We note the company has not selected the new time and location for the 2004 annual meeting or, if applicable, set the new record date for determining those stockholders who will be entitled to vote at the meeting. Please advise us as to whether you will wait for the meeting and record dates to be set prior to the dissemination of definitive materials and proxy cards. We may have further comment.

Response to Comment No. 2

     The Company has scheduled a shareholder meeting for March 14, 2005, and filed a preliminary proxy statement on February 8, 2005, setting a record date of March 1, 2005 for determining those stockholders who will be entitled to vote at the meeting. The Soliciting Shareholders have addressed this issue in the Preliminary Proxy Statement, Amendment No. 1, filed herewith in the section entitled “Eligible Votes.”

     As noted in the “General” section above, although the Soliciting Shareholders are concerned that the scheduling of a meeting date 14 calendar days

Tobin & Tobin

Securities and Exchange Commission
February 18, 2005

after the close of its tender offer does not allow sufficient time for solicited shareholders to return updated proxy cards in time for the currently scheduled meeting, the Soliciting Shareholders will not send out definitive proxy materials and proxy cards until all issues raised by the Comment Letter and any subsequent issues raised by their Preliminary Proxy Statement Amendment No. 1 filed herewith, and any further amendments, have been addressed to the Staff’s satisfaction.

     3. It does not appear you have provided all the information required by the items of Schedule 14A, including, for example, Item 6. While Rule 14a-5(c) allows you to omit certain information otherwise required by Schedule 14A to the extent it has already been furnished to each person being solicited, you must provide a clear reference to the document containing such information. Do you intend to refer security holders to the company’s previous information statement? Please advise regarding your intent.

Response to Comment No. 3

     Efforts have been made throughout the amended proxy statement to refer readers to the Company’s previously filed documents as the general source of information in connection with the March 14, 2005 meeting or the subject matter of that meeting that is otherwise unavailable to the Soliciting Shareholders or omitted from their amended proxy statement.

     4. We also note your statement that, although you do not intend to propose an adjournment of the meeting, if an adjournment is proposed, you will vote for or against such adjournment in your discretion. Please note that the ability to adjourn a meeting to solicit additional proxies is not a matter incidental to the conduct of the meeting, as defined by Rule 14a-4. Use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which you must specifically solicit proxy authority. If you wish this authority, please provide another voting box on the proxy card so shareholders may decide whether to grant a proxy with regard to the postponement or adjournment for the solicitation of additional votes. Provide disclosure in the proxy statement describing the specific circumstances under which you would use such authority.

Response to Comment No. 4

     The Proxy Statement and proposed form of RED proxy card have been amended to delete any reference to a substantive proposal to grant discretionary voting authority to the Soliciting Shareholders to postpone or adjourn the meeting.

     5. Your shareholder resolution appears to propose several distinct matters. Please note that your proxy card must identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of

Tobin & Tobin

Securities and Exchange Commission
February 18, 2005

other matters. You may condition the approval of one proposal on the approval of other proposals. Further, the proxy statement should contain appropriate disclosure about the effect of the separate votes, so security holders are aware that a vote against one element of a package could defeat the entire package. For further guidance, see Rule 14a-4(a)(3) of the Proxy Rules, Release No- 34-31326 (October 22, 1992) and the September 2004 Supplement to the Division of Corporation Finance’s Manual of Telephone Interpretations.

Response to Comment No. 5

     The Soliciting Shareholders respectfully submit that the matter to be voted on does not propose approval of distinct matters. As discussed under the heading “The Proposed Resolution,” the matter intended to be acted upon is a vote to approve a Shareholder Resolution calling on the Board to adopt a different business plan than the one currently contemplated by management. Management’s plan involves disposing of assets through sale or other disposition in the ordinary course of the Company’s business and reinvesting the proceeds in further real estate oriented investments. The proposed plan would differ from that plan only to the extent that management would be precluded from reinvesting the disposition proceeds in new investments and the proceeds would be distributed to shareholders, net of current and contingent liabilities.

     Security holders are presented with a simple question: “Should the Resolution be adopted?” The consequence of adoption would be communication of a decision of the security holders to the Board, instructing the Board to continue with the ordinary course of the Company’s business and distribute net proceeds of its current assets to shareholders rather than reinvest such proceeds in further investments. No element of the proposed resolution is dependent upon passage of any other element. Reduced to its essence, the question presented to shareholders is: “Which plan do you prefer?”

     6. It is unclear whether the resolution is binding on the company or merely precatory. Please revise to clarify. Further, what is the basis for your belief that approval requires the vote of a majority of the votes cast?

Response to Comment No. 6

     The resolution is precatory in nature. The character of the proposal is discussed in the section entitled “The Proposed Resolution” and describes the Shareholder Resolution as not binding on the Board to the extent that applicable statutory requirements under Maryland corporate law to liquidate the Company have not been met. The proposal is a Shareholder Resolution that, if approved by a majority of votes cast at a meeting at which a quorum is present, instructs the Board

Tobin & Tobin

Securities and Exchange Commission
February 18, 2005

of Directors to replace or defer its current business plan with a plan that provides for no new investments and the sale or other disposition of the Company’s current assets in the ordinary course of the Company’s business and distribution of the proceeds of those assets to existing shareholders. Dissolution or liquidation of the Company is not within the power of the shareholders acting unilaterally by resolution. If the proposed Shareholder Resolution is passed by the shareholders, the Board is expected to perform its fiduciary duties to all shareholders in light of that Resolution and is accountable to shareholders for their performance of their duties as they would be in light of any other resolution adopted by shareholders.

     The Company is a Maryland corporation. Dissolution is governed by Maryland corporate statutes, referred to as the Maryland General Corporation Law (MGCL). Section 3-403 of the MGCL provides for the voluntary dissolution of a Maryland corporation. If there is stock outstanding [as there is here], a majority of the entire board must adopt a resolution which declares that dissolution is advisable. Each stockholder entitled to vote on the proposed dissolution must receive notice stating that a meeting will involve a vote on dissolution. A vote of 66.67% of all votes entitled to be cast on the matter is then necessary to approve the dissolution.

     Since the Board has not adopted the required resolution declaring that dissolution is advisable, Section 3-403 requirements have not been met.

     A majority of votes cast, at a meeting at which a quorum is present, is all that is required to approve the Resolution.

     Section 2-506 of the MGCL provides that: (a) Unless this article or the charter of a corporation provides otherwise, at a meeting of stockholders: (1) The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum; and (2) A majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting.

Section 4 of the Company’s bylaws is to the same effect:

Quorum; Manner of Acting and Adjournment. Unless [a] statute or the Charter provides otherwise, at a meeting of stockholders the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum, and a majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting, except that a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director.

Tobin & Tobin

Securities and Exchange Commission
February 18, 2005

     Therefore, since section 3-403 does not apply, a majority of all votes “entitled to be cast” (a 50% or more majority of all outstanding shares as of the March 1, 2005 record date) present at the meeting constitutes a quorum, and a 50% or more majority of “all the votes cast” at a meeting at which a quorum is present is sufficient to approve the proposed Shareholder Resolution (the only matter that will properly come before the meeting).

     7. Please explain the significance of Messrs. Gafke and Giurlani’s participation in your efforts. What consideration was given to whether they are “participants” in the solicitation? See Instruction 3 to Item 4 of Schedule 14A. We note that they support the resolution and your efforts and will answer questions.

Response to Comment No. 7

     Messrs. Gafke and Giurlani’s participation in the Soliciting Shareholders’ efforts has been clarified in the Letter to Shareholders to explain that although they were participants in the original shareholder proposal submitted to the Company’s management in August 2004, they are not participants in the current proxy solicitation, and that all shareholder inquiries or comments relating to the solicitation should be directed only to Mr. Black.

     8. Numerous factual assertions are made throughout the proxy statement. Please provide us with the supporting materials for these statements of fact. Send us an annotated version of the proxy material that includes a supporting reference for each assertion. Appropriate supporting materials may include cites to publicly filed periodic reports, copies of newspaper articles, court papers, or other appropriate documentation. For example, the following non-exhaustive list of factual assertions should be specifically supported or deleted:

(a)	The responses we received from shareholders to our Proposals were overwhelmingly supportive. Based on those responses, we believe that we would have had a quorum at the meeting and that our proposals would have passed.

(b)	The new $3.2 million loan that BellaVista has committed to is secured by a second deed of trust This is similar to the loan that BellaVista committed to in Colorado. Both of these loans seem to be made at a higher risk level because they are more senior lenders and the developer may have less of his own capital in the project and BellaVista therefore has a smaller equity cushion.

(c)	The $1.58 million loan that BellaVista notes in their letter

Tobin & Tobin

Securities and Exchange Commission
February 18, 2005

seems to fall into a similar category of high risk. (pages 4-5).

(d)	BellaVista has made three loans since they announced the new business plan and not one of them has been a traditional residential loan, which has been the mainstay of the company. (page 5)

(e)	Again, we are dismayed that BellaVista has chosen to make a commitment to new offices without giving the shareholders who see value in the Company and its current business plan.

(f)	Most of the remaining properties are complete or near completion and can be sold in a timely fashion that maximizes the price.

(g)	Since most of the remaining properties are nearly complete, the Company should only need to retain a few people to coordinate the remaining property dispositions.

(h)	As noted by Bella Vista in the April 26, 2004 teleconference call with investors, there is a small likelihood of the stock price increasing in value in the near future.

Response to Comment No. 8

     The opinions described above have been effectively withdrawn, although the Soliciting Shareholders believe that the original statements were based upon reasonable assumptions, and were otherwise properly structured as questions to management. To the extent that there are related factual assertions in the Preliminary Proxy Statement, Amendment No. 1, similar in character and substance to those identified in the Comment, efforts have been made throughout the proxy statement to refer readers to supporting material wherever appropriate, and to clarify where necessary what the Soliciting Shareholders believe are still open questions that should be addressed by management.

     9. Explain to shareholders what is required to establish a quorum under applicable Maryland law.

Response to Comment No. 9

     As described in the proxy statement under the heading entitled “Voting Rights; Quorum and Votes Necessary to Approve the Resolution,” § 2-506 of Maryland General Corporation Law, in pertinent part, provides for the establishment of a quorum and the number of votes necessary to carry a matter, as

Tobin & Tobin

Securities and Exchange Commission
February 18, 2005

follows: “(a) Unless this article or the charter of a corporation provides otherwise, at a meeting of stockholders: (1) The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum; and (2) A majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting.”

     The Company’s Bylaws, as amended March 1, 2001, at Section 4 adopts these provisions, and reads as follows:

     “Quorum; Manner of Acting and Adjournment. Unless [a] statute or the Charter provides otherwise, at a meeting of stockholders the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum, and a majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting, except that a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director.”

     10. We note your statements that “not holding an annual meeting may be a violation of the Company’s Bylaws” and that it “is surely a breach of faith with shareholders.” You also state that “based on the responses that we received to our August proposal to sell the assets of the company, however, we think it is highly unlikely that BellaVista Vista is operating with a mandate from the shareholders for their current business plan.” Also, we note the statement appearing on page 4 where you state: “By continuing to put off a shareholders’ meeting. BellaVista is disregarding our rights as shareholders to have a say in the direction of our Company.” Please avoid issuing statements such as these that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct of the company’s management without factual foundation. Disclose the factual foundation for any such assertions, or delete the statements as they often imply the board breached its fiduciary duties.

Response to Comment No. 10

     Although the issue of whether failure to hold an annual meeting may have been a violation of the Company’s Bylaws has been rendered moot by the scheduling of a meeting, the opinions expressed were based upon provisions of Maryland law and the Company’s bylaws that require an annual meeting be set within a certain number of days after the anniversary date of the prior year’s annual meeting, and the Company’s failure to do so.

     Generally, efforts have been made to avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of

Tobin & Tobin

Securities and Exchange Commission
February 18, 2005

illegal, improper or immoral conduct of the Company’s management without factual support.

     11. State the reasons why you believe the Company’s goal should be to liquidate ninety percent of the properties by June 2005. Explain the bases for your belief that such a goal is feasible and describe any potential contingencies associated with the implementation of that goal.

Response to Comment No. 11

     The opinions described have been effectively withdrawn, although the Soliciting Shareholders believe that the statements were based upon reasonable assumptions.

Letter to Stockholders

Shareholder Proposals

     12. Clarify to explain under what process the shareholder proposal was to be voted upon at the annual meeting. It does not appear that the company included any such proposals on a proxy card in connection with its initially scheduled annual meeting.

Response to Comment No. 12

     The Company filed a preliminary proxy statement as of February 8, 2004 that includes the shareholder proposal on management’s proxy card and ballot. The Soliciting Shareholders’ Preliminary Proxy Statement, Amendment No. 1, filed herewith, includes a discussion relating to the process under which they believe the proposal will be voted upon at the meeting, in the section entitled “Voting Rights; Quorum and Votes Necessary to Approve the Resolution.”

     13. Rule 14a-9 prohibits claims made prior to a meeting regarding the results of a solicitation. The statements in the second paragraph under this heading could be interpreted as a claim that the current solicitation will be successful. Please delete or provide a factual basis for your belief.

Response to Comment No. 13

     The opinions described have been effectively withdrawn, although the Soliciting Shareholders believe that the statements were based upon reasonable assumptions.

Our Discussions with Management

Tobin & Tobin

Securities and Exchange Commission
February 18, 2005

     14. You state that you submitted a “revised” proposal on October 22, 2004. Clarify how the current proposal differs from the initial proposal.

Response to Comment No. 14

     To the extent the original proposal has been replaced by the current ballot question, and that question was developed in consultation with management, differences between the two proposals are not addressed in the amended proxy statement.

Shareholder Resolution

     15. Expand to clarify how you believe that the business plan as described in management’s information statement “will continue to erode corporate resources and generate needless administrative expenses.” Clarify why it is in the best interests to liquidate. It appears that you should describe your liquidation plan in more detail. For example, describe in reasonable and quantifiable detail any analyses performed by the participants or their representatives to support these assertions and their liquidation proposal. If no such analyses has been undertaken, please so state.

Response to Comment No. 15

     The opinions described have been effectively withdrawn, although the Soliciting Shareholders believe that the statements were based upon reasonable assumptions. It must also be noted that management has subsequently provided disclosure relating to their business plan in an 8-K filed January 25, 2005, and has undertaken to provide shareholders with their own liquidation analysis in that filing and in their preliminary proxy statement filed February 8, 2005. The Soliciting Shareholders have taken this into account in framing the questions they direct to management in the preliminary proxy statement filed herewith in the section entitled “Questions Relating to Our Solicitation.”

     The Soliciting Shareholders have not undertaken a liquidation analysis of their own, primarily for three reasons: (1) they are not proposing to liquidate the Company; (2) they do not have access to the Company’s current financial information or other data resources so as to adequately analyze the Company’s current real estate assets; and, (3) management has presented their own “liquidation analysis” relating to liquidation of the Company. To the extent deemed appropriate, the Soliciting Shareholders generally refer readers to the Company’s liquidation analysis.

Tobin & Tobin

Securities and Exchange Commission
February 18, 2005

     Also included in section entitled “Risks Relating to the Resolution and Proposed Plan,” the Soliciting Shareholders have described their understanding of a plan that would be adopted by the Board upon passage of the Resolution and its implications to the extent that they believe completing the current real estate development projects and selling them, and managing loans the Company has invested in until such loans are paid off or sold, is substantially similar to the plan that the Company would implement in the absence of adoption of the proposed Shareholder Resolution. The Company’s business plan calls for completing the existing projects and, as applicable, selling them for the highest price, subject to then-current market conditions, or holding or selling existing loans it has invested in, also as market conditions warrant.

     In the ordinary course of the Company’s business, this is what the Company is expected to do, under its current plan or what it would be expected to do if management adopts the plan proposed by the Shareholder Resolution. The plans differ at the point of how to deal with the proceeds of those sales or other disposition of assets: the Company intends to reinvest those proceeds in other investments; the Soliciting Shareholders’ proposed plan would preclude new investments and direct that the proceeds be distributed to shareholders, allowing for reasonable reserves.

     The Soliciting Shareholders explain that their proposed Shareholder Resolution is based upon what they perceive to be management’s change in direction of the Company from a Real Estate Investment Trust, investing in primarily relatively high-end residential construction loans, to what is effectively a real estate investment company that proposes to invest in substantially different products.

     Apart from any questions as to whether management may not have adequately addressed shareholders’ reinvestment risks associated with this change in direction or whether the Soliciting Shareholders have confidence in current management’s ability to manage the risks and contingencies associated with these types of “high risk, high reward” investments, the Soliciting Shareholders invite management to more fully discuss how the change in their investment strategy will enhance shareholder value compared with the plan proposed by the Resolution.

The Company’s November 4, 2004 letter, page 4

     16. Balance disclosure to indicate that in their November 4, 2004 letter to shareholders, the board indicates that it has been taking the necessary steps to evaluate the Company’s strategic alternatives, including consulting with independent advisors, so that it is in a position to make an informed recommendation to the shareholders about all proposals appearing on the ballot.

Tobin & Tobin

Securities and Exchange Commission
February 18, 2005

Response to Comment No. 16

     The Soliciting Shareholders have taken into account the substantive issue of whether independent advisors have been consulted in framing the questions they direct to management in the preliminary proxy statement filed herewith in the section entitled “Questions Relating to Our Solicitation.”

     17. What is the basis for your belief that the lack of annual meeting maybe a violation of the company’s bylaws?

Response to Comment No. 17

     Although this issue has been rendered moot by the scheduling of an annual meeting, the basis for this statement was provisions of Maryland law and the Company’s bylaws that require an annual meeting be set within a certain number of days after the anniversary date of the prior year’s annual meeting, and the Company’s failure to do so.

Operating Costs, page 5

     18. Expand to discuss the costs in more detail. We note from the Company’s Form 10-Q that the increase in legal and accounting expenses is attributed to increased litigation activity and settlement expenses.

Response to Comment No. 18

     Legal and accounting expenses are discussed by management in their proxy materials disseminated since November 2004. The Soliciting Shareholders have taken this into account in framing the questions they direct to management in the preliminary proxy statement filed herewith in the section entitled “Questions Relating to Our Solicitation.”

Stock repurchase. Page 5

     19. It appears that the Board has stated that it will repurchase shares at fair market value on page 20 of the September 30, 2004 Form 10-Q filed November 22. Please balance your disclosure to explain why you would support a redemption plan based on Net Realizable Value rather than a repurchase of shares based on the fair market value of the shares. Explain the differences between the net realizable value and fair market value of the shares.

Response to Comment No. 19

Tobin & Tobin

Securities and Exchange Commission
February 18, 2005

     The Soliciting Shareholders have taken the differences between Net Realizable Value and fair market value into account in framing the questions they direct to management in the preliminary proxy statement filed herewith in the section entitled “Questions Relating to Our Solicitation.”

Information Concerning the Soliciting Shareholders

     20. Expand to disclose the percentage of shares held by the soliciting shareholders.

Response to Comment No. 20

     Disclosure of the percentage of shares held by the soliciting shareholders has been added to the preliminary proxy statement filed herewith in the section entitled “Information Concerning the Soliciting Shareholders.”

Reasons for the solicitation, page 11

     21. Expand to address any risks associated with a potential liquidation. Further state that there is no guarantee that any liquidation plan would maximize shareholder value.

Response to Comment No. 21

     Risks associated with adoption of the proposed Resolution are discussed in the section entitled “Risks Relating to the Resolution and Proposed Plan.” That section includes disclosure that adoption of the Resolution, and implementation of the proposed plan, does not guaranty that shareholder value would be maximized.

     22. Your disclosure seems to suggest that the net realizable value (NRV) of assets reflects the amount a shareholder would receive upon liquidation of the company’s assets. Given that NRV is not a generally accepted accounting principle, you should explain to shareholders why you believe NRV is relevant to the liquidation value of the company. We note that the NRV appears to be relevant only to the redemption policies of the company and not a liquidation of assets. For example, as disclosed on page 18, of the September 30, 2004 Form 10-Q, the calculation of net realizable assets per share does not take into account operating expenses, which would be incurred during the period of time necessary to complete and liquidate [all] of the company’s assets, nor does it include the carrying costs of real estate owned. Please revise your disclosure throughout to clarify that NRV does not equal the liquidation value of the company.

Response to Comment No. 22

Tobin & Tobin

Securities and Exchange Commission
February 18, 2005

     The Soliciting Shareholders have taken the differences between Net Realizable Value and liquidation value into account in framing the questions they direct to management in the preliminary proxy statement filed herewith in the section entitled “Questions Relating to Our Solicitation.”

     23. Explain the feasibility of carrying out your proposal to liquidate the assets of the Company. For example, describe any and all contingencies related to the implementation of a liquidation of assets.

Response to Comment No. 23

     The feasibility of carrying out the proposal to liquidate the Company’s assets is discussed in the section entitled “Feasibility of the Proposed Plan.” The Soliciting Shareholders believe the risks and contingencies associated with completing the current real estate development projects and selling them, and managing loans the Company has invested in until such loans are paid off or sold, under a plan as proposed should be substantially similar to the risks and contingencies that the Company would experience in the absence of adoption of the proposed plan. The Company’s current business plan calls for completing existing projects and, as applicable, selling them for the highest price, subject to then-current market conditions, or holding or selling existing loans it has invested in, also as market conditions warrant.

     In the ordinary course of the Company’s business, this is what the Company is expected to do, under its current plan or what it would be expected to do under the proposed plan. The plans differ at the point of how to deal with the proceeds of those sales: the Company intends to reinvest those proceeds in other investments; the Soliciting Shareholders’ proposed plan would preclude new investments and direct that the proceeds be distributed to shareholders, allowing for reasonable reserves.

     The Soliciting Shareholders have proposed the Shareholder Resolution because they believe the Company’s shareholders should be heard on the question of whether to bear the risks, and endure the uncertainties, of investing in products that differ from the products the Company originally invested in.

     24. You refer to a belief that shareholders should be able to “salvage what remains of their investment.” Your statement appears to imply that the stock price has not performed well. Please expand to clarify to what you refer.

Response to Comment No. 24

Tobin & Tobin

Securities and Exchange Commission
February 18, 2005

     The opinions described have been effectively withdrawn, although the Soliciting Shareholders believe that the statements were based upon reasonable assumptions.

     25. In connection with responding to our comments, please provide, in writing, a statement acknowledging that

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response to Comment No. 25

     The Soliciting Shareholders have provided such acknowledgements, enclosed with this response.

     If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9620 (direct fax: 415 397-5578) or my colleagues, Eugene C. Payne III at (415) 772-9613 and Phillip R. Pollock at (415) 772-9679.

Very truly yours,

TOBIN & TOBIN

/s/ Keith A. Kandarian
Keith A. Kandarian
Counsel to the
Soliciting Shareholders

Enclosures

     I, Jeffrey S. Black, acknowledge that:

     As one of the filing persons relating to SEC file no. 0-30507, I am responsible for the adequacy and accuracy of the disclosure in the filings;

     Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     As one of the filing persons, I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Dated: February 18, 2005.

/s/ Jeffrey S. Black

Jeffrey S. Black

     I, Michael Johnson, acknowledge that:

     As one of the filing persons relating to SEC file no. 0-30507, I am responsible for the adequacy and accuracy of the disclosure in the filings;

     Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     As one of the filing persons, I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Dated: February 18, 2005.

/s/ Michael Johnson

Michael Johnson